3-28-02

02030026

135572

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended March 28, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Investors
Contact:

Jack Howarth
Elan (U.S.)
Ph: 212-407-5740
800-252-3526
jack.howarth@elan.com

Emer Reynolds
Elan (Europe)
Ph: 353-1-709-4080
00800 28352600
emer.reynolds@elan.com

Media
Contact:

Erin Porta
Elan
Ph: 212-299-8971

Lisa Garman
UCB Pharma, Inc.
Ph: 770-437-5569
lisa.garman@ucb-group.com

ELAN AND UCB ANNOUNCE AGREEMENT TO CO-PROMOTE NEW MIGRAINE DRUG FROVA ™

PRODUCT TO BE LAUNCHED Q'2 2002

Dublin, Ireland/ Smyrna (Atlanta), Georgia, March 28, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") and UCB Pharma, Inc., the US affiliate of a Belgium R&D-based international pharmaceutical and chemical group ("UCB"), announced today that they have entered into an agreement to co-promote the new migraine drug FROVA (frovatriptan succinate) in the United States. Elan and UCB will launch FROVA in the second quarter of 2002.

Under the terms of the co-promotion agreement, UCB will co-promote FROVA with Elan to neurologists using their combined sales forces of 265 field personnel. UCB will also promote FROVA with its primary care sales force of approximately 475 field representatives. The co-promotion between the companies covers a seven-year period. The financial terms of the transaction were not disclosed. Both companies are obligated to provide defined selling and promotional support for the product, and will jointly develop marketing strategies for FROVA.

The U.S. Food and Drug Administration approved FROVA 2.5 mg tablets in November 2001 for the acute treatment of migraine attacks with or without aura in adults. Migraine attacks typically last 4 to 72 hours. One of FROVA's unique features is that it has a half-life of 26 hours. No other currently marketed triptan has a half-life of more than 6 hours.

Approximately 10 percent of the U.S. population experience migraine attacks. Of this 27 million population, more than 50 percent remain under-diagnosed or under-treated. The overall triptan class accounted for approximately $1.4 billion in U.S. sales in 2001, with oral triptans representing $1.2 billion.

The efficacy and tolerability of FROVA was demonstrated in five randomized, double blind, placebo-controlled trials. According to Arthur Elkind, MD, Director of the Elkind Headache Center, Mt. Vernon, New York, "My experience with frovatriptan in a long-term, open label trial indicates it is an effective treatment and provides a high degree of patient satisfaction."

"I am very pleased to have UCB as our partner in bringing FROVA to the U.S. market," said Elan's Chairman and Chief Executive Officer Donal J. Geaney. "Elan's criteria for a committed co-promotion partner required an organization that had a track record in successfully executing co-promotion arrangements. UCB's co-promotion programs for Ditropan XL® and Zyrtec® provide the background for an enduring relationship with Elan for FROVA. We look forward to the successful market introduction of FROVA."

"We are delighted to be partnering with a leading company like Elan to launch this important new treatment for migraine," said Tony Tebbutt, President of UCB Pharma, Inc. "UCB's co-promotion programs with Pfizer on Zyrtec® and with ALZA on Ditropan XL® have contributed significantly to the growth for those two products. We are confident that the unique attributes of FROVA and our dedicated selling effort will result in the successful launch of the drug in the U.S."

FROVA is a 5-HT receptor agonist that binds with a high affinity for the 5HT1B and 5HT1D receptors and is believed to act on extracerebral, intracranial arteries and to inhibit excessive dilation of these vessels in migraine. FROVA was well-tolerated in clinical trials. The side effects that occurred most frequently following administration of FROVA 2.5 mg tablets were dizziness, paresthesia, headache, dry mouth, fatigue, flushing, hot or cold sensation and chest pain. For additional information, consult full prescribing information.

Elan Corporation, plc is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and the United States. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease, dermatology and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

UCB Pharma, Inc., with U.S. headquarters in Smyrna, Georgia, is the North American subsidiary of the global research-based pharmaceutical sector of UCB S.A. This Pharmaceutical sector is dedicated to the development and commercialization of innovative pharmaceutical products for the treatment of neurological diseases and allergy-asthma. UCB S.A. has core businesses in pharmaceuticals, chemicals and films, and employs approximately 10,000 people globally and operates in more than 100 countries. Worldwide headquarters are located in Brussels, Belgium. UCB shares are quoted on the Euronext (merged Stock Exchange of France, The Netherlands and Belgium).

This news release may contain certain forward-looking statements by the companies that involve risks and uncertainties and reflect the companies' judgment as of the date of this release. Actual events or results may differ from the companies' expectations. For example, there can be no assurance that FROVA will be successfully launched, or that FROVA will be successfully differentiated from other marketed triptans. Additional information concerning risk factors affecting the companies business can be found in prior press releases as well as in each companies public periodic filings with the Securities and Exchange Commission. Both Elan and UCB disclaim any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Zyrtec® is a registered trademark of Pfizer, Inc. in the United States. Ditropan XL® is a registered trademark of ALZA Corporation in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: April 2, 2002